UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Official Name Change and New Ticker Symbol Effective February 12, 2026

Nisun International Enterprise Development Group Co., Ltd (the “Company”) refers to its reports on Form 6-K furnished on January 29, 2026, in which the Company disclosed that the effective date of its official name change and new ticker symbol would be on or around February 12, 2026. At the opening of trading on February 12, 2026, the Class A common shares of the Company will begin trading on the Nasdaq Capital Market under the new name “AIOS Tech Inc.” and new ticker symbol “AIOS.” A form of the Company’s Amended and Restated Memorandum and Articles of Association is furnished as Exhibit 99.1 and incorporated herein by reference.

In connection with the name change and ticker symbol change, no action is required from the Company’s current shareholders, and the Company’s CUSIP number will remain the same.

Exhibits

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association
99.2	Press Release - Nisun International Enterprise Development Group Co., Ltd Announces Official Name Change to “AIOS Tech Inc.” and New Ticker Symbol “AIOS” Effective February 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise
Development Group Co., Ltd

Date: February 10, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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